Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Signs Option Agreement for its Turquoise Canyon Property

August 21, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the signing of a four-year option agreement (the “Option Agreement”) with Momentum Minerals Ltd. (“Momentum”), a private company, granting Momentum the right to earn a 100% interest in First Mining’s Turquoise Canyon property (“Turquoise Canyon” or the “Property”) located in Nevada, U.S.

Dan Wilton, CEO of First Mining stated, “Optioning this non-core property allows First Mining to continue to focus its core business on its Canadian assets, while eliminating our holding costs relating to this property, realizing value and retaining exposure to this prospective Nevada gold asset.”

Turquoise Canyon consists of 188 unpatented claims totaling 1,562 hectares located along the Battle Mountain-Eureka Trend in Nevada, U.S. The Property is located 16 kilometres south of Barrick Gold Corp.'s Cortez Mine Complex, 9 kilometres west of its Gold Rush deposit and 1.5 kilometres east of the Toiyabe Mine, a Carlin-type gold deposit that was a past producer of gold in the 1990s.

A map showing the Property location can be viewed at the following link:  https://www.firstmininggold.com/_resources/maps/Turquoise-Canyon-Location-Map.pdf.

Under the terms of the Option Agreement, First Mining will receive up to $500,000 in aggregate proceeds from Momentum as follows:

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10% of the current outstanding common shares of Momentum (value to be determined at the time of issuance);

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$25,000 cash within 30 days of signing the agreement;

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First anniversary: $50,000 in cash or Momentum common shares;

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Second anniversary: $150,000 in cash or Momentum common shares;

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Third anniversary: Half of the remaining amount owing in cash or Momentum common shares; and

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Fourth anniversary: Remaining amount owing in cash or Momentum common shares.

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

The annual consideration payments of cash or Momentum common shares will be at Momentum’s election. Beginning in 2020, Momentum will also be responsible for paying all annual concession tax payments with respect to the Property to the Nevada State land management authorities.

In addition to the payment terms outlined above, Momentum will be required to incur exploration expenditures on the Property totaling $750,000 over the four-year option period, incurring at least $50,000 in year one and $100,000 in year two. Upon completion of all payment and expenditure obligations, Momentum will obtain 100% ownership of Turquoise Canyon and First Mining will retain a 2% net smelter returns (“NSR”) royalty. Momentum will have the right to buy back 1% of the NSR royalty for $1,000,000 up until the first anniversary of the commencement of commercial production at the Property.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States, and may acquire additional mineral assets in the future.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the $500,000 in aggregate proceeds that the Company expects to receive from Momentum during the course of the four-year option period; (ii) the various payment anniversary dates in the Option Agreement; (iii) the various dates set out in the Option Agreement by which Momentum is expected to incur exploration expenditures on the Property, and the quantum of such expenditures; (iv) Momentum fulfilling all of its obligations under the Option Agreement and obtaining 100% ownership of the Property; and (v) the Company retaining a 2% NSR in the Property. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); market price and volume of trading in the Company’s shares; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.